                                                                       EXHIBIT 5

                         REPORT OF INDEPENDENT AUDITORS

To The Stockholders
The Actava Group Inc.

         We have audited the accompanying consolidated balance sheets of The Actava Group Inc. and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. Our audits also included the financial statement schedule listed in the Index at
Item 14(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Actava Group Inc. and subsidiaries at December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

         As discussed in the notes to consolidated financial statements, in 1993 Actava changed in its method of accounting for postretirement benefits, and in 1992 Actava changed its method of accounting for the cost of its proof advertising program.

                                    ERNST & YOUNG LLP

Atlanta, Georgia
March 10, 1995

                     THE ACTAVA GROUP INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                                                                      December 31,
                                                                              ----------------------------
                                                                                1994                1993
                                                                              --------            --------
                                                                                     (In thousands)
                                    ASSETS
Current Assets
  Cash and cash equivalents ..............................................    $  47,916     $    18,770
  Short-term investments .................................................       14,321          29,635
  Receivables (less allowance for doubtful accounts of $6,851 in 1994 and
    $10,227 in 1993) .....................................................      132,948         276,018
  Note receivable from Eastman Kodak Co. (less allowance for unearned
    discount of $3,635 in 1994) ..........................................       96,365            --
  Note receivable from Metromedia Company ................................       32,395            --
  Current portion of note receivable from Triton Group Ltd. ..............        6,250           3,750
  Inventories ............................................................       13,403         108,439
  Prepaid expenses and other assets ......................................        7,384          43,809
  Income tax benefits ....................................................        6,911          28,894
                                                                              ---------     -----------
      Total current assets ...............................................      357,893         509,315
Investment in Roadmaster Industries, Inc. ................................       68,617            --
Property, plant and equipment
  Land ...................................................................        1,471           8,303
  Buildings and improvements .............................................       11,802          72,289
  Machinery and equipment ................................................       61,629         393,643
                                                                              ---------     -----------
                                                                                 74,902         474,235
  Less allowances for depreciation .......................................      (40,005)       (198,881)
                                                                              ---------     -----------
      Total property, plant and equipment ................................       34,897         275,354
Note receivable from Triton Group Ltd., less current portion .............       16,726          22,976
Other assets (less allowances for doubtful notes and accounts of $3,988 in
  1993) ..................................................................       15,013          50,702
Long-term investments ....................................................         --            26,611
Intangibles (less accumulated amortization of $88,281 in 1993) ...........          633         386,626
                                                                              ---------     -----------
      Total assets .......................................................    $ 493,779     $ 1,271,584
                                                                              =========     ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
  Accounts payable .......................................................    $   8,397     $    86,163
  Accrued expenses and other current liabilities .........................       83,256         186,515
  Notes payable ..........................................................       64,573         135,114
  Current portion of long-term debt ......................................          417           2,915
  Current portion of subordinated debt ...................................       33,827           3,750
  Redeemable common stock ................................................       12,000             --
                                                                              ---------     -----------
      Total current liabilities ..........................................      202,470         414,457
Deferred income taxes ....................................................        6,911          44,380
Long-term debt ...........................................................        2,547         220,887
Subordinated debt ........................................................      157,193         190,551
Minority interest in photofinishing subsidiary ...........................         --           205,395
Redeemable common stock ..................................................         --            12,000
Stockholders' equity
  Common stock (22,767,485 shares in 1994 and 22,767,744 in 1993) ........       22,768          22,768
  Additional capital .....................................................       35,482          46,362
  Retained earnings ......................................................      173,639         236,333
  Less treasury stock -- at cost (5,490,327 shares in 1994 and
    6,223,467 shares in 1993) ............................................     (107,231)       (121,549)
                                                                              ---------     -----------
      Total stockholders' equity .........................................      124,658         183,914
                                                                              ---------     -----------
      Total liabilities and stockholders' equity .........................    $ 493,779     $ 1,271,584
                                                                              =========     ===========

                 See Notes to Consolidated Financial Statements.

                     THE ACTAVA GROUP INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                   Years Ended December 31,
                                                                              ---------------------------------------
                                                                                             1993             1992
                                                                               1994       (Restated)       (Restated)
                                                                             --------     ----------       ----------
                                                                                 (In thousands except per share
                                                                                              amounts)
Net sales ................................................................    $ 551,828     $ 465,812     $ 377,890

Costs, expenses and other costs of products sold .........................      461,175       401,471       283,635
Selling, general and administrative ......................................       86,470        85,179        74,946
Interest expense .........................................................       28,434        26,811        20,811
Provision for doubtful accounts ..........................................        3,204         4,661         2,941
Income from equity investment in Roadmaster Industries, Inc. .............         (365)         --            --
Other (income) expenses - net ............................................       (4,934)        1,706        (4,651)
Provision for plant closure costs ........................................         --            (865)       (1,132)
Provision for employee agreements and related costs ......................        1,300          --            --
                                                                              ---------     ---------     ---------
    Total costs, expenses and other ......................................      575,284       518,963       376,550
Income (loss) before income taxes, discontinued operations,
  extraordinary loss and cumulative effect of changes in accounting
  principles .............................................................      (23,456)      (53,151)        1,340
Income tax expense (benefit) .............................................         --          (1,435)        1,662
                                                                              ---------     ---------     ---------
Loss from continuing operations ..........................................      (23,456)      (51,716)         (322)
Income (loss) from discontinued operations ...............................      (40,693)       (8,526)       10,887
                                                                              ---------     ---------     ---------
Income (loss) before extraordinary loss and cumulative effect of changes
  in accounting principles ...............................................      (64,149)      (43,190)       10,565
Extraordinary loss related to Swiss Franc Bonds ..........................       (1,601)         --            --
                                                                              ---------     ---------     ---------
Income (loss) before cumulative effect of changes in accounting
  principles .............................................................      (65,750)      (43,190)       10,565
Cumulative effect of changes in accounting principles ....................         --          (4,404)        1,034
                                                                              ---------     ---------     ---------
Net income (loss) ........................................................    $ (65,750)    $ (47,594)    $  11,599
                                                                              =========     =========     =========

Earnings (loss) per share of common stock
Primary
  Continuing operations ..................................................    $   (1.29)    $   (3.01)    $    (.02)
  Discontinued operations ................................................        (2.24)          .49           .66
  Extraordinary loss .....................................................         (.09)         --            --
  Cumulative effect of changes in accounting principles ..................         --            (.25)          .06
                                                                              ---------     ---------     ---------
Net income (loss) ........................................................    $   (3.62)    $   (2.77)    $     .70
                                                                              =========     =========     =========

Pro forma effect assuming the changes in accounting principles are applied retroactively:
Net income (loss) ........................................................    $ (65,750)    $ (43,190)    $  10,565
                                                                              =========     =========     =========
Net income (loss) per share ..............................................    $   (3.62)    $   (2.52)    $     .64
                                                                              =========     =========     =========

                 See Notes to Consolidated Financial Statements.

                     THE ACTAVA GROUP INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                Years Ended December 31,
                                                                          ---------------------------------------
                                                                                          1993           1992
                                                                            1994       (Restated)     (Restated)
                                                                          --------    ------------   ------------
                                                                                     (In thousands)
Cash Flows from Operating Activities:
Net loss from continuing operations .................................    $ (23,456)    $ (56,120)    $    (322)
  Less: Cumulative effect of change in accounting principle .........         --          (4,404)         --
                                                                         ---------     ---------     ---------
  Loss before cumulative effect of change in accounting principle and
    extraordinary item ..............................................      (23,456)      (51,716)         (322)
  Less: Items providing (using) cash from continuing operating
    activities ......................................................       24,215       (16,082)      (44,181)
                                                                         ---------     ---------     ---------
  Net cash provided by (used in) continuing operations ..............          759       (67,798)      (44,503)
                                                                         ---------     ---------     ---------
Income (loss) from discontinued operations ..........................      (40,693)        8,526        11,921
  Less: Cumulative effect of change in accounting principle .........         --            --           1,034
                                                                         ---------     ---------     ---------
  Income before cumulative effect of change in accounting principle .      (40,693)        8,526        10,887
  Less: Items providing cash from discontinued operations ...........       37,862        46,325        57,895
                                                                         ---------     ---------     ---------
  Net cash provided by (used in) discontinued operations ............       (2,831)       54,851        68,782
                                                                         ---------     ---------     ---------
  Net cash provided by (used in) all operations .....................       (2,072)      (12,947)       24,279

Cash Flows from Investing Activities:
  Repayment of advance to businesses sold ...........................       10,502          --            --
  Purchases of investments (maturities over 90 days) ................      (52,584)      (99,510)      (99,198)
  Sales of investments (maturities over 90 days) ....................       63,036       111,851       107,932
  Net sales of other investments ....................................        4,862        21,866         6,143
  Purchase of long-term investments .................................         --            --         (24,719)
  Payments for property, plant and equipment ........................      (25,022)      (55,554)      (81,800)
  Proceeds from disposals of property, plant and equipment ..........        4,551        16,024        10,230
  Proceeds from the sale of businesses ..............................       50,000          --            --
  Payments for purchases of businesses net of cash required .........         --          (9,415)      (30,560)
  Loans to Triton Group Ltd. ........................................        3,750         5,000        (1,426)
  Loans to Metromedia Company .......................................      (32,395)         --            --
  Other investing activities -- net .................................       (6,515)      (15,221)       (3,604)
                                                                         ---------     ---------     ---------
  Net cash provided by (used in) investing activities ...............       20,185       (24,959)     (117,002)
                                                                         ---------     ---------     ---------

Cash Flows from Financing Activities:
  Net borrowings (payments) under short-term bank agreements ........      (13,076)       52,284        51,107
  Borrowings under long-term debt agreements ........................      228,579        21,503       817,000
  Payments on long-term debt agreements .............................     (195,046)      (21,192)     (771,136)
  Payments of subordinated debt .....................................       (3,750)       (1,847)         (200)
  Proceeds from issuance of Actava common stock .....................        4,776          --            --
  Cash dividends paid by Qualex to minority interest ................      (10,450)       (8,614)       (3,886)
  Cash dividends paid by Actava .....................................         --          (6,250)       (5,956)
                                                                         ---------     ---------     ---------
  Net cash provided by financing activities .........................       11,033        35,884        86,929
                                                                         ---------     ---------     ---------
    Increase (decrease) in cash and cash equivalents ................       29,146        (2,022)       (5,794)
Cash and cash equivalents at beginning of year ......................       18,770        20,792        26,586
                                                                         ---------     ---------     ---------
    Cash and cash equivalents at end of year ........................    $  47,916     $  18,770     $  20,792
                                                                         =========     =========     =========

                 See Notes to Consolidated Financial Statements.

                     THE ACTAVA GROUP INC. AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                  Common Stock                                  Treasury Stock
                                                  ------------        Additional   Retained     --------------
                                                Shares      Amount      Capital    Earnings    Shares     Amount        Total
                                                ------      ------      -------    --------    ------     ------        -----
                                                                         (In thousands)
Balance -- January 1, 1992 ................     22,768     $ 22,768     $46,362    $287,854    6,224    $(121,553)    $235,431
  Net income for the year .................                                          11,599                             11,599
  Cash dividends on Common Stock, $.36
    per share .............................                                          (5,956)                            (5,956)
  Common Stock issued under employee
    stock options .........................                                                       (1)           4            4
  Other, principally foreign currency
    translation adjustment ................                                          (1,231)                            (1,231)
                                                ------     --------     -------    --------    -----    ---------     --------
Balance -- December 31, 1992 ..............     22,768       22,768      46,362     292,266    6,223     (121,549)     239,847
  Net loss for the year ...................                                         (47,594)                           (47,594)
  Cash dividends on Common Stock, $.36
    per share .............................                                          (6,250)                            (6,250)
  Other, principally foreign currency
    translation adjustment ................                                          (2,089)                            (2,089)
                                                ------     --------     -------    --------    -----    ---------     --------
Balance -- December 31, 1993 ..............     22,768       22,768      46,362     236,333    6,223     (121,549)     183,914
  Net loss for the year ...................                                         (65,750)                           (65,750)
  Common Stock issued .....................                              (9,542)                (733)      14,318        4,776
  Net unrealized loss on available-for-sale
    securities ............................                                (609)                                          (609)
  Other, principally foreign currency
    translation adjustment ................                              (1,338)      3,665                              2,327
                                                ------     --------     -------    --------    -----    ---------     --------
Balance -- December 31, 1994 ..............     22,768     $ 22,768     $35,482    $173,639    5,490    $(107,231)    $124,658
                                                ======     ========     =======    ========    =====    =========     ========

                 See Notes to Consolidated Financial Statements.

                     THE ACTAVA GROUP INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Summary of Significant Accounting Policies

     Principles of Consolidation

       The consolidated financial statements include the accounts of Actava and its majority-owned subsidiaries. The equity method of accounting is used when the Company has a 20% to 50% interest in other companies. Under the equity method, original investments are recorded at cost and adjusted by the Company's share of undistributed earnings or losses of these companies. All significant intercompany transactions and accounts have been eliminated in consolidation.

     Investments

       The Company and its subsidiaries invest in various debt and equity securities. In May, 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which requires certain debt securities to be reported at amortized cost, certain debt and equity securities to be reported at market with current recognition of unrealized gains and losses, and certain debt and equity securities to be reported at market with unrealized gains and losses as a separate component of stockholders' equity. The Company adopted the provisions of the new standard for investments held as of or acquired after January 1, 1994. In accordance with the Statement, prior period financial statements have not been restated to reflect the change in accounting principle. The cumulative effect of adopting Statement 115 as of January 1, 1994 was not material.

       Management determines the appropriate classification of investments as held-to-maturity or available-for-sale at the time of purchase and reevaluates such designation as of each balance sheet date. The Company has classified all investments as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in stockholders' equity. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in investment income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in investment income.

     Inventories

       Inventories of finished goods, work in process and raw materials are stated at the lower of cost or market. The Last-In, First-Out (LIFO) method of determining cost is used for a substantial portion of these inventories.

     Advertising Costs

       Effective January 1, 1992, Qualex changed its method of accounting for the cost of its proof advertising program to recognize these costs at the time the advertising was placed by the customer. Under the proof advertising program, Qualex reimbursed certain advertising costs incurred by its customers up to a percentage of sales to that customer. Qualex previously accrued such costs at the time of the initial sale. Qualex believed that this new method was preferable because it recognized advertising expense as it was incurred rather than at the time of the initial sale to the customer. The 1992 adjustment of $1,034,000 was included in the cumulative effect of change in accounting principle for 1992 to apply retroactively the new method. The pro forma amounts presented in the consolidated statements of operations for 1992 and 1991 reflect the effect of the retroactive application of applying the new method.

       Production advertising costs are expensed in the period incurred. The costs of communicating advertising are expensed at the time of communication. Amounts paid in advance for communicating advertising are reported as prepaid expenses. Total advertising expense was $15,178,000, $12,624,000 and $16,120,000 for

                     THE ACTAVA GROUP INC. AND SUBSIDIARIES

1994, 1993 and 1992, respectively. Total prepaid advertising was $4,751,000 at December 31, 1994. There were no prepaid advertising costs at December 31, 1993.

     Property, Plant and Equipment

       Property, plant and equipment are recorded at cost and are depreciated over their expected useful lives. Generally, depreciation is provided on the straight-line method for financial reporting purposes and on accelerated methods for tax purposes. Amortization associated with capitalized leases is included in depreciation expense.

     Intangibles

       Intangibles consist of the excess of the purchase price over the net assets of businesses acquired and also included customer lists and covenants not to compete in prior years. Amounts relating to the excess of the purchase price over the net assets of businesses acquired are amortized over a 40-year period using the straight-line method, unless acquired prior to November 1, 1970. Amounts relating to customer lists and covenants not to compete were amortized over two to five years or the life of the agreement, respectively. Management continuously evaluates intangible assets to determine that no diminishment in value has occurred. Management evaluates intangible assets on the basis of the operations of the particular entity to which the intangible relates to determine whether any changes in the nature and expected benefits to be derived from the intangible have occurred which would require an adjustment to its recorded value. In the event management believes that the recorded value of the intangible is greater than its actual value, the Company will write-down the value of the intangible. In conjunction with the evaluation of any possible impairment of its intangibles, the Company also similarly assesses whether a change in the life of the intangible is required for amortization purposes.

       Intangible assets are summarized as follows (in thousands):

                                                                                    December 31,
                                                                          ---------------------------------
                                                                              1994                 1993
                                                                             -------             ---------
Excess of purchase price over net assets of businesses acquired ........      $633                $349,546
Customer lists .........................................................        --                  29,847
Covenants not to compete ...............................................        --                   7,233
                                                                              ----                --------
                                                                              $633                $386,626
                                                                              ====                ========

     Income Taxes

       Income taxes are provided for all taxable items in the statements of operations regardless of when these items are reported for Federal income tax purposes. Actava elects to utilize certain provisions of the Federal income tax laws to reduce current taxes payable. Deferred income taxes are provided for temporary differences in recognition of income and expenses for tax and financial reporting purposes.

       Effective January 1, 1993, the Company adopted FASB Statement No. 109, "Accounting for Income Taxes." Under Statement 109, the liability method is used in accounting for income taxes: deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Prior to the adoption of Statement 109, income tax expense was determined using the deferred method: deferred tax expense was based on items of income and expense that were reported in different years in the financial statements and tax returns and were measured at the tax rate in effect in the year the difference originated.

                     THE ACTAVA GROUP INC. AND SUBSIDIARIES

      As permitted by Statement 109, the Company elected not to restate the financial statements of any prior years. The cumulative effect of the change in accounting principle on pre-tax income from continuing operations, net income and financial position was not material.

    Earnings Per Share of Common Stock

      Primary earnings per share are computed by dividing net income (loss) by the average number of common and common equivalent shares outstanding during the year. Common equivalent shares include shares issuable upon the assumed exercise of stock options using the treasury stock method when dilutive. Computations of common equivalent shares are based upon average prices during each period.

      Fully diluted earnings per share are computed using such average shares adjusted for any additional shares which would result from using end-of-year prices in the above computations, plus the additional shares that would result from the conversion of the 6 1/2% Convertible Subordinated Debentures. Net income (loss) is adjusted by interest (net of income taxes) on the 6 1/2% Convertible Subordinated Debentures. The computation of fully diluted earnings per share is used only when it results in an earnings per share number which is lower than primary earnings per share.

    Revenue Recognition

      Sales are recognized when the products are shipped to customers.

    Index Protection Agreements

      The Company used index protection agreements to hedge interest rate risk associated with Qualex's borrowings and to hedge the risk of market price fluctuations of commodities bought and sold in the normal course of business. These contracts were accounted for as hedges and any gains or losses were deferred and included in the basis of the underlying transactions. Cash flows from the contracts were accounted for in the same categories as the cash flows from the items being hedged. As of December 31, 1994, the Company did not have any index protection agreements due to the sale of Qualex. See "Photofinishing Transaction and Discontinued Operation."

      During 1993, Qualex entered into a hedge agreement with a bank which was to expire in 1996 related to Qualex's $200,000,000 of Senior Notes. The hedge agreement included a Basic Transaction for a notional amount of $100,000,000 under which Qualex paid an interest rate based on the three-month London Interbank Offered Rate (LIBOR) and received a fixed interest rate of 4.0587% quarterly, and an Enhancement Transaction for a notional amount of $163,000,000 under which Qualex paid an interest rate based on the three-month LIBOR and received a variable interest rate based on the prime rate less 2.49%. A net settlement was calculated and paid on a quarterly basis. At December 31, 1993, termination of this rate swap agreement would have required a cash payment by Qualex of $1,158,000 based on market quotes.

      Qualex had also entered into combined put/call agreements which provided protection for silver recoveries from photofinishing processes. The outstanding contracts at December 31, 1993 covered the sale of 2,900,000 troy ounces of silver at index amounts of $3.85 to $4.67 per ounce in 1994 and 1,420,000 troy ounces per year at index amounts of $4.23 to $5.10 per ounce from 1995 to 2005. In 1997, Qualex had the sale of 4,300,000 troy ounces covered by such agreements at an index amount of $5.15 per ounce. During 1993 and 1992, gain amortization related to these contracts totaled $2,445,000 and $1,232,000, net of tax, and is included in income from discontinued operations. At December 31, 1993 and 1992, respectively, $7,442,000 and $11,476,000 of these gains were recorded as deferred income. At December 31, 1993, termination of the combined put/call agreements would have required cash payments by Qualex of $18,688,000 based on market quotes.

                     THE ACTAVA GROUP INC. AND SUBSIDIARIES

    Hedging Instruments

      At December 31, 1994, the Company had entered into several forward exchange contracts in the aggregate notional amount of $8,000,000 to effectively hedge amounts due from foreign subsidiaries. The contracts are accounted for as hedges and any gains or losses are deferred and included in the basis of the underlying transaction. The contracts matured or will mature in 1995. Termination of these forward exchange contracts at December 31, 1994 would require the Company to make cash payments of $39,000, based on quoted market prices of comparable contracts or current settlement values. The table below summarizes by currency the contractual amounts of the Company's forward exchange contracts at December 31, 1994:

                                                   Forward
                                                   Exchange         Unrealized
                                                  Contracts         Gain/(Loss)
                                                 -----------         --------

Belgian Franc .................................  $ 1,400,000         $ (9,000)
French Franc ..................................    2,600,000           (9,000)
Deutschemark ..................................    2,600,000          (17,000)
Pound Sterling ................................    1,400,000           (4,000)
                                                 -----------         --------
                                                 $ 8,000,000         $(39,000)
                                                 ===========         ========

    Research and Development Costs

      Research and development expenditures are expensed when incurred. During 1994, 1993 and 1992 the Company expensed $5,972,000, $4,407,000 and $4,262,000, respectively.

    Self-Insurance

      The Company is primarily self-insured for workers' compensation, health, automobile, product and general liability costs. The self-insurance claim liability is determined based on claims filed and an estimate of claims incurred but not yet reported.

    Accrued Warranty

      The Company provides an accrual for estimated future warranty costs related to various product coverage programs, based on the historical relationship of actual costs as a percentage of sales. During 1993, Snapper revised its estimate of accrued product warranty expense to reflect an increase in the amount of future warranty expense to be incurred due to increased warranty claims. This change in accounting estimate resulted in an additional $4,000,000 charge to net income in 1993.

    Environmental Costs

      Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are recorded as current expenses. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and when the cost can be reasonably estimated.

    Reclassifications

      Certain reclassifications were made in prior years' financial statements to conform to current presentations.

                     THE ACTAVA GROUP INC. AND SUBSIDIARIES

Supplemental Cash Flow Information

      The following tables provide additional information related to the Consolidated Statements of Cash Flows (in thousands):

                                                                                   Years Ended December 31,
                                                                                -------------------------------
                                                                                              1993       1992
                                                                                  1994     (Restated) (Restated)
                                                                                ---------   --------   --------
    Items providing (not providing) cash from continuing operations:
      Income from equity investment in Roadmaster Industries,
         Inc. ................................................................  $    (365)  $   --     $   --
      Depreciation ...........................................................     12,832     11,472      8,638
      Amortization ...........................................................        504        631        108
      Provision for doubtful accounts ........................................      3,204      4,661      2,941
      Provision for plant closure costs ......................................       --         (865)    (1,132)
    Changes in operating assets and liabilities, net of effects from purchases and dispositions:
      Accounts receivable ....................................................     (8,607)   (34,319)   (45,283)
      Inventories ............................................................     13,908    (17,529)    (7,259)
      Prepaid expenses and other assets ......................................     (2,742)     1,591     (1,616)
      Accounts payable, accrued expenses and other current
       liabilities ...........................................................      3,230     17,814    (14,350)
      Current and deferred taxes .............................................        574         88     14,790
      Other operating activities - net .......................................      1,677        374     (1,018)
                                                                                ---------   --------   --------
    Net items providing (using) cash from continuing operations ..............  $  24,215   $(16,082)  $(44,181)
                                                                                =========   ========   ========

    Items providing (not providing) cash from discontinued operations:
      Minority interest ......................................................  $  (2,835)  $  8,526   $ 11,922
      Loss on disposal .......................................................     37,858       --         --
      Depreciation ...........................................................     16,780     33,193     26,392
      Amortization ...........................................................     11,633     25,149     23,898
      Provision for doubtful accounts ........................................      1,263      2,601        478
      Provision for plant closure costs ......................................        930      4,096       --
    Changes in operation of assets and liabilities, net of effects from purchases and dispositions of discontinued operations:
      Accounts receivable ....................................................    (14,443)     3,654     19,819
      Inventories ............................................................      1,303    (13,906)     2,496
      Prepaid expenses and other assets ......................................      3,552    (15,503)   (22,005)
      Accounts payable, accrued expenses and other current
        liabilities ..........................................................     (7,723)   (17,515)    (6,647)
      Current and deferred taxes .............................................    (10,456)    16,030      1,542
                                                                                ---------   --------   --------
    Net items providing cash from discontinued operations ....................  $  37,862   $ 46,325   $ 57,895
                                                                                =========   ========   ========

    Net assets of business sold:
      Total assets ...........................................................  $ 770,901   $   --     $   --
      Total liabilities ......................................................    398,973       --         --
                                                                                ---------   --------   --------
      Net assets .............................................................  $ 371,928   $   --     $   --
                                                                                =========   ========   ========

                     THE ACTAVA GROUP INC. AND SUBSIDIARIES

                                                Years Ended December 31,
                                         -------------------------------------
                                                         1993         1992
                                             1994     (Restated)   (Restated)
                                         -----------  -----------  -----------
     Net assets of businesses purchased:
       Total assets ...................  $      --    $    71,693  $    58,040
       Total liabilities ..............         --         48,063       27,448
                                         -----------  -----------  -----------
       Net assets .....................  $      --    $    23,630  $    30,592
                                         ===========  ===========  ===========

       Interest paid ..................  $    34,729  $    44,570  $    27,279
       Income taxes paid ..............  $       393  $    11,406  $     3,334

Photofinishing Transaction and Discontinued Operation

      Qualex, Inc. is a photofinishing business formed in March 1988 by the combination of Actava's photofinishing operations with the domestic photofinishing operations of Eastman Kodak Company. Prior to June 30, 1994, Actava owned 51% of the voting stock of Qualex, was entitled to and elected a majority of the members of the Board of Directors of Qualex, and had the ability through its control of the Board of Directors to declare dividends, remove the executive officers of Qualex and otherwise direct the management and policies of Qualex, except for policies relating to certain designated actions requiring the consent of at least one member of the Board of Directors of Qualex designated by Kodak. Because of these rights, the Company believes that it had effective unilateral control of Qualex which was not temporary during the period from 1988 until the second quarter of 1994. As a result, the Company consolidated the results of operations of Qualex with the results of operations of the Company for periods ending prior to June 30, 1994 and presented Kodak's portion of ownership and equity in the income of Qualex as a minority interest.

      In June 1994, the Company decided to sell its interest in Qualex and engaged in negotiations with Kodak regarding the sale of such interest. Accordingly, the results of Qualex for all years presented are reported in the accompanying reclassified statements of operations under discontinued operations. In the second quarter of 1994, the Company provided for an anticipated loss of $37,858,000 on the sale of its interest in Qualex and the related covenant not to compete and release. No income tax expenses or benefits were recognized due to the Company's net operating loss carryforwards and recognition of tax benefits in prior periods.

      On August 12,1994, Kodak purchased all of the Company's interest in Qualex and obtained a covenant not to compete and related releases from the Company in exchange for $50,000,000 in cash and a promissory note in the principal amount of $100,000,000. The promissory note is payable in installments of $50,000,000 each, without interest, on February 13, 1995 and August 11, 1995. Because the principal amount due under the note does not bear interest, the Company discounted the value of the note to $92,832,000 and will record imputed interest income of $7,168,000 over the term of the note. Approximately $3,500,000 of imputed interest income was recorded during 1994. All amounts received in exchange for the covenant not to compete and release were included in the computation of the anticipated loss on the sale of Qualex. The Company received $50,000,000 under the promissory note on February 13, 1995.

                     THE ACTAVA GROUP INC. AND SUBSIDIARIES

      The following assets and liabilities of Qualex were included in the Company's balance sheet at December 31, 1993; however, no assets and liabilities are included in the Company's balance sheet at December 31, 1994 due to the sale of the Company's interest in Qualex on August 12, 1994 (in thousands).

                          FINANCIAL POSITION OF QUALEX
                                                                    December 31,
                                                                        1993
                                                                      --------
Cash and short-term investments .................................     $  4,060
Net accounts receivable .........................................       69,015
Inventories .....................................................       29,381
Other assets ....................................................       38,153
                                                                      --------
       Total current assets .....................................      140,609
Net property, plant and equipment ...............................      202,150
Other assets ....................................................       30,413
Long-term investments ...........................................       26,611
Intangibles .....................................................      371,106
                                                                      --------
       Total assets .............................................     $770,889
                                                                      ========
Current liabilities .............................................     $130,845
Deferred income taxes ...........................................       22,446
Long-term debt ..................................................      217,987
Stockholders' equity ............................................      399,611
                                                                      --------
       Total liabilities and stockholders' equity ...............     $770,889
                                                                      ========

      The Company's statements of operations for the three years in the period ended December 31, 1994, have been restated to reflect Qualex as a discontinued operation. The results of Qualex for these periods through August 12, 1994, the date of sale of Qualex, are as follows (in thousands):

                                                             1994        1993        1992
                                                           ---------   ---------   ---------
    Net sales ...........................................  $ 333,970   $ 775,299   $ 770,853
    Operating expenses ..................................    342,134     723,952     716,217
                                                           ---------   ---------   ---------
    Operating profit (loss) .............................     (8,164)     51,347      54,636
                                                           ---------   ---------   ---------
    Interest expense ....................................     (8,582)    (16,488)    (12,643)
    Other income (expense) ..............................       (439)     (1,209)      1,448
                                                           ---------   ---------   ---------
    Income (loss) before taxes ..........................    (17,185)     33,650      43,441
    Income taxes (benefit) ..............................    (11,514)     16,598      21,666
                                                           ---------   ---------   ---------
    Net income (loss) from discontinued
     operations before minority interest  ...............     (5,671)     17,052      21,775
    Minority interest ...................................      2,836      (8,526)    (10,888)
                                                           ---------   ---------   ---------
    Net income (loss) from discontinued operations ......  $  (2,835)  $   8,526   $  10,887
                                                           =========   =========   =========

Acquisitions

      On June 8, 1993, the Company acquired substantially all the assets of Diversified Products Corporation (DP) for a net purchase price consisting of $11,629,500, the issuance of 1,090,909 shares of the Company's Common Stock valued at $12,000,000, and the assumption or payment of certain liabilities including trade payables and a revolving credit facility. The Company also entered into an agreement which

                     THE ACTAVA GROUP INC. AND SUBSIDIARIES
could provide the seller the right to additional payments depending upon the value of the issued shares over a period of not longer than one year from the purchase date. The issuance of additional payments of cash or additional shares would not increase the cost of DP; any subsequent issuance would only affect the manner in which the total purchase price was recorded for Actava. This transaction was accounted for using the purchase method of accounting; accordingly, the purchased assets and liabilities were recorded at their estimated fair value at the date of the acquisition. The purchase price resulted in an excess of costs over net assets acquired of approximately $11,417,000. The results of operations of the acquired business were included in the consolidated financial statements from the date of acquisition to the date the Company transferred ownership of DP to Roadmaster Industries, Inc. See "Investment in Roadmaster Industries, Inc."

      The following data represents the combined unaudited operating results of Actava on a pro forma basis as if the above transaction had taken place at the beginning of 1992. The pro forma information does not necessarily reflect the results of operations as they would have been had the transaction actually taken place at that time. Adjustments include amounts of depreciation to reflect the fair value and economic lives of property, plant and equipment and amortization of intangible assets. (in thousands, except per share amounts):

                                                        Pro Forma Year Ended
                                                             December 31,
                                                        --------------------
                                                        1993            1992
                                                        ----            ----
                                                             (Unaudited)

Sales ..........................................     $ 519,477        $534,140
Net income (loss) ..............................       (56,988)          1,352
Income (loss) per share -- primary .............         (3.23)            .08

      During 1992, Qualex acquired Samiljan Foto, L.P. and certain other photofinishing operations for $21,228,000 and $22,997,000 respectively, including expenses. For one of the businesses in which Qualex purchased a majority interest in 1992, the sellers had the right to require Qualex to purchase the remaining interest, beginning in 1997, at an amount not to exceed $18,000,000.

      These transactions were accounted for using the purchase method of accounting, accordingly; the assets and liabilities of the purchased businesses were recorded at their estimated fair value at the dates of acquisition. The purchase price resulted in an excess of costs over net assets acquired of approximately $23,321,000 for 1992, in addition to $19,215,000 attributed to customer lists. The results of operations of the businesses acquired were included in the consolidated financial statements since the dates of acquisition.

Accounts and Notes Receivable

      Receivables from sales of Actava's lawn and garden products amounted to $137,815,000 and $146,994,000 at December 31, 1994 and 1993, respectively. The receivables are primarily due from independent distributors located throughout the United States. Amounts due from distributors are supported by a security interest in the inventory or accounts receivable of the distributors. The receivables generally have extended due dates which correspond to the seasonal nature of the products' retail selling season. Concentrations of credit risk due to the common business of the customers are limited due to the number of customers comprising the customer base and their geographic location. Ongoing credit evaluations of customers financial condition are performed and reserves for potential credit losses are maintained. Such losses, in the aggregate, have not exceeded management's expectations.

      During 1994, Actava sold its interest in its photofinishing business and has reclassified the results of its operations as a discontinued operation. Photofinishing sales in prior years included sales to national, regional and local retailers located throughout the United States, including mass merchants, grocery store chains and

                     THE ACTAVA GROUP INC. AND SUBSIDIARIES
drug store chains. Photofinishing receivables were $70,744,000 at December 31, 1993 and were generally unsecured and due within 20 days following the end of each month. Accounts receivable from photofinishing sales at December 31, 1993 included $54,711,000 due from national retail chains. At December 31, 1993, $9,812,000 was receivable from one such customer on net sales of $84,297,000. The Company provided an allowance for doubtful accounts equal to the estimated losses expected to be incurred in the collection of accounts receivable. Such losses were consistently within management's expectations.

      During 1994, Actava combined its sporting goods companies with Roadmaster Industries, Inc. in exchange for common stock of Roadmaster which is accounted for under the equity method. Receivables in prior years from the sale of sporting goods were primarily from mass merchants and sporting goods retailers located throughout the United States. The receivables, which were unsecured, were $71,836,000 at December 31, 1993, and were generally due within 30 to 60 days. At December 31, 1993, approximately $23,362,000 was due from four customers. The sporting goods companies maintained allowances for potential credit losses and such losses, in the aggregate, had not exceeded management's expectations.

Triton Group Ltd. Loan

      At December 31,1994, the Company had a $22,976,000 note receivable from Triton Group Ltd. secured by 3,690,998 shares of Actava Common Stock. At December 31, 1993, $26,726,000 was outstanding under the loan and was secured by 4,413,598 shares of Actava Common Stock.

      Effective June 25, 1993, the Company and Triton modified the terms of the loan as part of a plan of reorganization filed by Triton under Chapter 11 of the U.S. Bankruptcy Code. The modifications, which became effective June 25, 1993, included: extending the due date of the loan to April 1, 1997; reducing the interest rate to prime plus 1 1/2% for the first six months following June 25, 1993, to prime plus 2% for the next six months, and to prime plus 2 1/4% for the remainder of the term of the note: revising collateral maintenance (margin call) requirements; and providing for release of collateral under certain circumstances. Under the modified agreements, Actava's right of first refusal with respect to any sale by Triton of its Actava Common Stock will continue in effect until the loan is paid in full. The Stockholder Agreement was amended to permit Triton to designate two directors (who are not officers or employees of Triton) on an expanded nine-member Board of Directors so long as Triton continues to own 20% or more of Actava's outstanding Common Stock.

      Triton filed a motion on July 30, 1993, with the United States Bankruptcy Court for the Southern District of California seeking to modify Triton's recently approved Plan of Reorganization. The modifications sought by Triton would have amended or eliminated the collateral maintenance (margin call) provisions that are an integral part of the Amended and Restated Loan Agreement. On August 2, 1993, the Bankruptcy Court entered a temporary restraining order suspending the effectiveness of the margin call provisions until the Court had an opportunity to hear Triton's motion seeking preliminary injunction. The motion seeking a preliminary injunction was heard on August 10, 1993, and was denied. Triton then withdrew its motion to modify its Plan of Reorganization. Therefore, the provisions of the Amended and Restated Loan Agreement continue to remain in effect. On August 19, 1993, the Amended and Restated Loan agreement was amended to allow Triton to satisfy certain margin call requirements by making deposits to a Collateral Deposit Account in lieu of delivering certificates of deposit. The margin call provisions for principal repayments and transfers of shares of Company Common Stock were not amended. On December 7, 1993, the Amended and Restated Loan Agreement was amended, in connection with a $5,000,000 prepayment of principal received on December 7, 1993, to provide for quarterly principal payment installments of $1,250,000 due on the last day of each quarter of each year beginning March 31, 1994, with any unpaid principal and accrued interest due on April 1, 1997. The Agreement was also amended to require 75,000 additional shares of Actava Common Stock to be pledged as collateral and to modify the margin call provisions of the Agreement to provide a $7.50 minimum per share value of Actava Common Stock for purposes of determining the amount of any margin call mandatory payments. These modifications limit the circumstances under which Triton must pledge additional collateral

                     THE ACTAVA GROUP INC. AND SUBSIDIARIES
for the loan: however, 3,690,998 shares of Actava Common Stock owned by Triton will continue to be pledged to secure the loan until the loan is paid in full. At March 10, 1995, the pledged shares had a market value of $36,449,000 as compared to the loan balance of $22,976,000. In the opinion of management, the shares held as collateral are, and will continue to be, sufficient to provide for realization of the loan.

Metromedia Company Loan

      On August 31, 1994, the Company entered into letters of intent providing for a proposed combination of the Company with Orion Pictures Corporation ("Orion"), MCEG Sterling Incorporated ("Sterling") and Metromedia International Telecommunications Inc. ("MITI") (the "Proposed Metromedia Transaction"). Metromedia Company ("Metromedia") and its affiliates control in excess of 50% of the voting power of both Orion and MITI. Pursuant to the letters of intent, the Company and Metromedia entered into a Credit Agreement dated as of October 11, 1994 (the "Credit Agreement") under which the Company will make loans to Metromedia in an amount not to exceed an aggregate of S55,000,000. Under the terms of the Credit Agreement, Metromedia will use the proceeds of the loans to make advances to or to pay obligations on behalf of Orion, Sterling and MITI. All loans made by the Company to Metromedia under the Credit Agreement are secured by shares of stock of Orion and MITI owned by Metromedia and its affiliates. In addition, a general partner of Metromedia has personally guaranteed the loans. The Credit Agreement provides that interest will be due on the principal amount of all loans at an annual rate equal to the prime rate announced from time to time by Chemical Bank. Interest will be increased to prime plus three percent per annum if a party other than the Company terminates discussions relating to the Proposed Metromedia Transaction. All loans are due and payable on April 12, 1995. The outstanding balance under the Credit Agreement as of December 31, 1994 was $32,395,000.

Inventories

      Inventory balances are summarized as follows (in thousands):

                                                              December 31,
                                                        -----------------------
                                                          1994           1993
                                                        ---------     ---------
      Finished goods and goods purchased for resale ..  $  12,618     $  82,559
      Raw materials and supplies .....................     15,395        46,018
                                                        ---------     ---------
                                                           28,013       128,577
      Reserve for LIFO cost valuation ................    (14,610)      (20,138)
                                                        ---------     ---------
                                                        $  13,403     $ 108,439
                                                        =========     =========

      Work in process is not considered significant.

      During 1994, certain inventory quantities were reduced resulting in a liquidation of LIFO inventory quantities which were carried at lower costs prevailing in prior years as compared with the cost of current year purchases. The utilization of this lower cost inventory decreased the net loss by approximately $1,200,000 and decreased loss per share of common stock by $.07.

                     THE ACTAVA GROUP INC. AND SUBSIDIARIES

Investments

      All of the Company's investments are classified as available-for-sale and are summarized as follows (in thousands):

                                                 Available-for-Sale Securities
                                        ------------------------------------------------
                                                       Gross       Gross       Estimated
                                        Amortized   Unrealized   Unrealized      Fair
                                           Cost        Gains       Losses        Value
                                        ---------    ---------    ---------    ---------
December 31, 1994
U.S. securities ....................    $  13,261    $    --      $     559    $  12,702
Other debt securities ..............        1,669         --             50        1,619
                                        ---------    ---------    ---------    ---------
       Total debt securities .......    $  14,930    $    --      $     609    $  14,321
                                        =========    =========    =========    =========

                                                     Available-for-Sale Securities
                                            ------------------------------------------------
                                                           Gross       Gross       Estimated
                                            Amortized   Unrealized   Unrealized      Fair
                                               Cost        Gains       Losses        Value
                                            ---------    ---------    ---------    ---------
December 31, 1993
Short-term:
   U.S. securities .....................    $  26,460    $     147    $    --      $  26,607
   Other debt securities ...............        3,175         --           --          3,175
                                            ---------    ---------    ---------    ---------
        Total short-term debt securities    $  29,635    $     147    $    --      $  29,782
                                            =========    =========    =========    =========

Long-term:
   Equity securities ...................    $  15,850    $     275    $      10    $  16,115
   U.S. securities .....................        7,758         --             39        7,719
   Other debt securities ...............        3,003           11           17        2,997
                                            ---------    ---------    ---------    ---------
        Total long-term debt securities     $  26,611    $     286    $      66    $  26,831
                                            =========    =========    =========    =========

      The gross realized gains for 1994 on sales of available-for-sale securities totaled approximately $205,000 and the gross realized losses totaled approximately $240,000. The net adjustment to unrealized holding losses on available-for-sale securities included as a separate component of shareholders' equity totaled $609,000 in 1994.

      The amortized cost and estimated fair value of debt and marketable equity securities at December 31, 1994 by contractual maturity, are shown below (in thousands). Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.
                                                                   Estimated
                                                       Amortized      Fair
                                                          Cost       Value
                                                       ---------   ---------
      Available-for-Sale
      Due after one year through three years .....     $   8,174   $   7,872
      Due after three years ......................         6,756       6,449
                                                       ---------   ---------
                Total ............................     $  14,930   $  14,321
                                                       =========   =========

      All available-for-sale securities are classified as current since they are available for use in the Company's current operations.

                     THE ACTAVA GROUP INC. AND SUBSIDIARIES

Investment in Roadmaster Industries, Inc.

      On December 6, 1994, the Company transferred ownership of its four sporting goods subsidiaries to Roadmaster Industries, Inc. in exchange for 19,169,000 shares of Roadmaster's Common Stock. As of December 31, 1994, the Company owned 39% of the issued and outstanding shares of Roadmaster's Common Stock based on approximately 48,600,000 shares of Roadmaster's Common Stock outstanding. The four Actava subsidiaries transferred to Roadmaster were Diversified Products Corporation, Hutch Sports USA Inc., Nelson/Weather-Rite, Inc. and Willow Hosiery Company, Inc. No gain or loss was recognized for this nonmonetary transaction. The Company's initial investment in Roadmaster was recorded at approximately $68,300,000 and is accounted for by the equity method.

      The excess of the Company's investment in Roadmaster over its share in the related underlying equity in net assets is being amortized on a straight-line basis over a period of 40 years. The remaining unamortized balance at December 31, 1994 was $28,855,000.

      The quoted market value of the Company's investment in Roadmaster common stock as of December 31, 1994, was $3.625 per share or a total value of $69,488,000 and as of March 10, 1995, was $3.00 per share or a total value of $57,507,000.

      Summarized financial information for Roadmaster is shown below (in thousands):

                                                 Roadmaster Industries, Inc.
                                                   Year Ended December 31,
                                                ------------------------------
                                                1994         1993         1992
                                                ----         ----         ----
      Net sales ........................      $455,661     $312,160     $226,201
      Gross profit .....................        66,790       48,129       35,250
      Net income .......................         5,000        7,633        3,697

                                                              December 31,
                                                         ---------------------
                                                         1994             1993
                                                         ----             ----
      Current assets .........................         $358,169         $223,541
      Non-current assets .....................          158,478           58,234
      Current liabilities ....................          181,778          100,723
      Non-current liabilities ................          231,772          162,054
      Minority interest ......................             --                622
      Redeemable common stock ................            2,000            2,000
      Total stockholders' equity .............          101,097           16,376

Accrued Expenses and Other Current Liabilities

      Accrued expenses and other current liabilities, including $31,392,000 in 1993 due to Eastman Kodak Company, are summarized as follows (in thousands):

                                                                December 31,
                                                              ----------------
                                                              1994        1993
                                                              ----        ----
      Accrued salaries and wages .........................  $  1,370    $  8,363
      Accrued interest ...................................     8,176      14,471
      Accrued advertising and promotion ..................       987      25,238
      Deferred income ....................................      --        13,791
      Self-insurance claims payable ......................    30,442      35,070
      Reserve for relocation and consolidation of
        photofinishing operations ........................      --         6,754
      Other ..............................................    42,281      82,828
                                                            --------    --------
                                                            $ 83,256    $186,515
                                                            ========    ========

                     THE ACTAVA GROUP INC. AND SUBSIDIARIES

Postretirement Benefits

      Effective January 1, 1993, the Company adopted FASB Statement No. 106, "Accounting for Postretirement Benefits Other Than Pensions." The Company and its subsidiaries provide group medical plans and life insurance coverage for certain employees subsequent to retirement. The plans have been funded on a pay-as-you-go (cash) basis. The plans are contributory, with retiree contributions adjusted annually, and contain other cost-sharing features such as deductibles, coinsurance and life-time maximums. The plan accounting anticipates future cost-sharing changes that are consistent with the Company's expressed intent to increase the retiree contribution rate annually for the expected medical trend rate for that year. The Company funds the excess of the cost of benefits under the plans over the participants' contributions as the costs are incurred. The coordination of benefits with medicare uses a supplemental, or exclusion of benefits, approach.

      As permitted by Statement 106, the Company elected to immediately recognize the effect in the statement of operations for the first quarter of 1993 as a $4,404,000 charge to net income as the cumulative effect of a change in accounting principle. The annual net periodic postretirement benefit expense for 1993 decreased by $38,000 as a result of adopting the new rules. Postretirement benefit expense for 1992, recorded on a cash basis, was not restated. The pro forma amounts presented in the consolidated statements of operations reflect no effect of the retroactive application of applying the new method as it is not material. The assumed health care cost trend rate used to measure the expected cost of benefits covered by the plan for 1994 is 12%. This trend rate is assumed to decrease in 1% decrements to 6% in 2001 and years thereafter. An 8% discount rate per year, compounded annually, was assumed to measure the accumulated postretirement benefit obligation as of December 31, 1994, as compared to 7% as of December 31, 1993. A 1% increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligations as of December 31, 1994, by 10% and the net periodic postretirement benefit cost by 26%.

      The following table presents the plans' funded status reconciled with amounts recognized in the Company's consolidated balance sheet (in thousands):

                                                                December 31,
                                                           --------------------
                                                             1994        1993
                                                           --------    --------

       Accumulated postretirement benefit obligation:
         Retirees ......................................   $  (913)    $(1,094)
         Fully eligible active plan participants .......      (360)       (788)
         Other active plan participants ................      (609)     (1,149)
                                                           -------     -------
                                                            (1,882)     (3,031)
       Plan assets .....................................      --          --
                                                           -------     -------
       Accumulated postretirement benefit obligation
         in excess of plan assets ......................    (1,882)     (3,031)
       Unrecognized prior service cost .................    (1,687)     (1,995)
       Unrecognized net (gain) or loss .................      (181)        544
                                                           -------     -------
       Accrued postretirement benefit cost .............   $(3,750)    $(4,482)
                                                           =======     =======

       Net periodic postretirement benefit cost (benefit) includes the following components (in thousands):

                                                                 1994      1993
                                                                 ----      ----
Service cost ...............................................    $  89     $  96
Interest cost ..............................................      139       296
Amortization of unrecognized prior service cost ............     (308)     (154)
Amortization of unrecognized gain ..........................      (30)     --
                                                                -----     -----
                                                                $(110)    $ 238
                                                                =====     =====

                     THE ACTAVA GROUP INC. AND SUBSIDIARIES

Notes Payable and Long-Term Debt

      Qualex had three separate line of credit agreements for working capital needs for which $3,200,000 was outstanding at December 31, 1993. These agreements were $5,000,000 each, for a total of $15,000,000. The Company paid a facility fee of 1/4% per annum on the committed line of credit agreements.

      Included in Notes Payable at December 31, 1994 and 1993 is $63,302,000 and $87,359,000, respectively, which was outstanding under a three year Finance and Security Agreement which provides working capital to the Snapper division. The Agreement, dated October 23, 1992, is for $75,000,000 (and may be increased under certain circumstances up to $100,000,000 for a specified period of time). Interest is payable at the prime rate plus 3/4% to 1 1/4%, depending upon the prime rate in effect. The Agreement provides for the payment of an annual line fee of $487,500 which is subject to increases in certain circumstances. The loan is principally secured by Snapper assets and certain inventory of Snapper and requires Actava to comply with various restrictive financial covenants. The assets which serve as collateral are determined by reference to the outstanding balance under the credit agreement and the qualification of the assets as collateral as defined in the credit agreement; however, the assets potentially available as collateral are, in the aggregate, $143,343,000. Also included in notes payable at December 31, 1994 and 1993 is $1,271,000 and $3,890,000,
respectively, under a short-term credit facility with a bank for the Company's foreign subsidiaries. See Commitments and Contingencies. The interest rate on the note varied between 5.9% and 7.0% during 1994.

      During 1992, in order to provide additional working capital and for general corporate purposes, an Actava Sports subsidiary entered into a three year Loan and Security Agreement with a financial institution to provide up to $35,000,000 of working capital. The Agreement was transferred in the Roadmaster business transaction. Interest was payable at the prime rate plus 1 1/4%. The Agreement provided for a facility fee of $350,000. At December 31, 1994, no amount is reflected in the balance sheet while $1,846,000 was outstanding at December 31, 1993.

      During 1992, in order to provide additional working capital and for general corporate purposes, an Actava Sports subsidiary entered into a one-year Revolving Loan Agreement with a financial institution to provide up to $6,500,000 for working capital. The Agreement was transferred in the Roadmaster business transaction. Interest was payable at the prime rate of the financial institution. At December 31, 1994, no amount is reflected in the balance sheet while $2,700,000 was outstanding at December 31, 1993.

      In April 1993, a Revolving Loan and Security Agreement with respect to a revolving credit facility of up to $10,000,000 was entered into by an Actava Sports subsidiary. The Agreement was transferred in the Roadmaster business transaction. Interest was payable at the prime rate plus 1%. The Agreement provided for a facility fee of $25,000. At December 31, 1994 no amount is reflected in the balance sheet and at December 31, 1993 no amount was outstanding under the agreement.

      In December 1993, an Actava Sports subsidiary, DP, entered into a Finance and Security Agreement with two financial institutions in order to provide up to $50,000,000 of working capital under a revolving credit facility. The agreement was transferred in the Roadmaster business transaction. Interest was payable at the prime rate plus 1 1/4%. The Agreement provided for an annual facility fee of $375,000. At December 31, 1994, no amount is reflected in the balance sheet and at December 31,1993, $36,178,000 was outstanding under the Agreement.

      The weighted average interest rate on short-term borrowings was 8.24% and 7.82% for the years ended December 31, 1994 and 1993, respectively.

                     THE ACTAVA GROUP INC. AND SUBSIDIARIES

      Long-term debt is summarized as follows (in thousands):

                                                                 December 31,
                                                             -------------------
                                                               1994       1993
                                                             --------   --------
Senior notes -- Qualex ...................................   $   --     $200,000
Revolving credit agreement -- Qualex .....................       --       10,000
Capitalized lease obligations ............................        452        545
Other long-term debt:
 Secured (4-9% notes due at various dates to 2002) .......      1,095      1,900
 Unsecured (4-8% notes due at various dates to 2001)  ....      1,000      8,442
                                                             --------   --------
                                                             $  2,547   $220,887
                                                             ========   ========

      Qualex issued through a private placement $200,000,000 of Senior Notes in 1992 with interest rates ranging from 7.99% to 8.84%.

      During 1992, Qualex entered into an unsecured $115,000,000 Revolving Credit Agreement with eight financial institutions with an expiration date in May 1995. Interest was payable under three rate options which were determined by reference to the prime rate, the London interbank offered rate plus 1/2% to 3/4%, and competitive bids. The Agreement provided for a participation fee of 1/8% and an annual facility fee of 1/4%. At December 31, 1994 no amount was reflected in the balance sheet and at December 31, 1993, $10,000,000 was outstanding under the agreement.

      Collateral for certain of the long-term debt includes real property. Assets pledged as collateral under the borrowings are not material. Maturities of long-term and subordinated debt are $4,057,000 in 1996, $15,733,000 in 1997, $59,472,000 in 1998, $4,478,000 in 1999 and $76,000,000 in 2000 and years thereafter.

      The fair value of Actava's long-term and subordinated debt, including the current portion, at December 31, 1994 is estimated to be approximately $163,000,000 and was estimated at $436,000,000 at December 31, 1993. These estimates are based on a discounted cash flow analysis using Actava's current incremental borrowing rates for similar types of agreements and on quoted market prices for issues which are traded.

Subordinated Debt

      Subordinated debt is summarized as follows (in thousands):

                                                                              December 31,
                                                                           ------------------
                                                                             1994      1993
                                                                           --------  --------
6% Senior Swiss Franc Bonds due 1996
 [redeemed February 17, 1995] ...........................................  $ 30,152  $ 30,152
6 1/2% Convertible Debentures due 2002 ..................................    75,000    75,000
9 1/2% Debentures due 1998, net of unamortized discount of $1,023 in 1994
 and $1,308 in 1993 .....................................................    58,461    58,176
9 7/8% Senior Debentures due 1997, net of unamortized discount of $296 in
 1994 and $468 in 1993 ..................................................    20,704    23,532
10% Debentures due 1999 .................................................     6,703     7,441
                                                                           --------  --------
                                                                            191,020   194,301
Less current portion ....................................................    33,827     3,750
                                                                           --------  --------
                                                                           $157,193  $190,551
                                                                           ========  ========

                     THE ACTAVA GROUP INC. AND SUBSIDIARIES

      In 1986 Actava issued 6% Senior Subordinated Swiss Franc Bonds due 1996 for 100,000,000 Swiss francs. Simultaneously, in order to eliminate exposure to fluctuations in the currency exchange rate over the life of the bonds, Actava entered into a currency swap agreement with a financial institution whereby Actava received approximately $48,000,000 in exchange for the Swiss Franc Bond proceeds. As a result of the swap agreement, Actava, in effect, made its interest and principal bond repayments in U.S. dollars without regard to changes in the currency exchange rate. A default by the counterparty to the swap agreement would have exposed Actava to potential currency exchange risk on the remaining bond interest and principal payments in that Actava would have been required to purchase Swiss francs at current exchange rates rather than at the swap agreement exchange rate. At December 31, 1994, the swap agreement had an effective exchange rate over its remaining term of .5255 Swiss francs per U.S. dollar while the U.S. dollar equivalent market exchange rate was .7644. After considering the stated interest rate, the cost of the currency swap agreement, taxes and underwriting commissions, the effective cost of the bonds was approximately 11.3%. The fair value of the currency swap as of December 31, 1994 and 1993, was $15,820,000 and $10,795,000, respectively; however, domestic interest rates and foreign currency markets affect this value.

      In December, 1994, Actava entered into an agreement to redeem the outstanding Swiss Franc Bonds at par plus accrued interest and to terminate the currency swap agreement on February 17, 1995. The Company recorded an extraordinary loss of $1,601,000 in 1994 related to this early extinguishment of debt.

      In 1987 Actava issued $75,000,000 of 6 1/2% Convertible Subordinated Debentures due in 2002 in the Euro-dollar market. The Debentures are convertible into Actava's Common Stock at a conversion price of $4l 3/4 per share. At Actava's option the Debentures may be redeemed at 100% plus accrued interest until maturity.

      The 9 7/8% Senior Subordinated Debentures are redeemable at the option of Actava at 101.035% of the principal amount plus accrued interest if redeemed prior to March 15, 1995, and at decreasing prices thereafter. Mandatory sinking fund payments of $3,000,000 (which Actava may increase to $6,000,000 annually) began in 1982 and are intended to retire, at par plus accrued interest, 75% of the issue prior to maturity.

      At the option of Actava, the 10% Subordinated Debentures are redeemable, in whole or in part, at the principal amount plus accrued interest. Sinking fund payments of 10% of the outstanding principal amount commenced in 1989; however, Actava receives credit for Debentures redeemed or otherwise acquired in excess of sinking fund payments.

Redeemable Common Stock

      Redeemable Common Stock represents 1,090,909 shares of common stock which were issued in the acquisition of substantially all the assets and liabilities of Diversified Products Corporation. See "Acquisitions." These shares were redeemed for $12,000,000 on February 17, 1995.

Capital Stock

   Preferred and Preference Stock

      There are 5,000,000 authorized shares of Preferred Stock and 1,000,000 authorized shares of Preference Stock none of which were outstanding or designated as to a particular series at December 31, 1994.

   Common Stock

      There are 100,000,000 authorized shares of Common Stock, $1 par value. At December 31, 1994, 1993 and 1992 there were 18,368,067, 17,635,186 and
16,544,277 shares issued and outstanding, respectively, after

                      THE ACTAVA GROUP INC. AND SUBSIDIARIES
deducting 5,490,327, 6,223,467 and 6,223,467 treasury shares, respectively, and after the issuance of 1,090,909 shares of Redeemable Common Stock during the year ended December 31, 1993.

      Actava has reserved the shares of Common Stock listed below for possible future issuance:

                                                               December 31,
                                                         -----------------------
                                                            1994          1993
                                                         ---------     ---------
Stock options ......................................     1,049,750       761,000
6 1/2% Convertible Subordinated Debentures .........     1,801,802     1,801,802
Restricted stock plan ..............................       102,800       102,800
                                                         ---------     ---------
                                                         2,954,352     2,665,602
                                                         =========     =========

   Stock Options

      Actava's stock option plans provide for the issuance of qualified incentive stock options and nonqualified stock options. Incentive stock options may be issued at a per share price not less than the market value of Actava's Common Stock at the date of grant. Nonqualified options may be issued generally at prices and on terms determined by the stock option committee. The following table reflects changes in the incentive stock options issued under these plans:

                                                                     Approximate
                                                                     Price Range
                                                          Shares      Per Share
                                                          -------    -----------
Options outstanding at January 1, 1992 ............        55,250     $12 - 28
  Exercised .......................................          (250)          12
  Canceled ........................................       (17,125)     12 - 28
                                                          -------     --------
Options outstanding at December 31, 1992 ..........        37,875      12 - 28
  Granted .........................................        20,000       9 - 12
  Canceled ........................................        (1,125)     12 - 28
                                                          -------     --------
Options outstanding at December 31, 1993 ..........        56,750       9 - 28
 Granted ..........................................       228,223       8 -  9
 Canceled .........................................       (13,750)     12 - 28
                                                          -------     --------
Options outstanding at December 31, 1994 ..........       271,223     $ 8 - 28
                                                          =======     ========

      During 1994 nonqualified options for 486,777 shares at price ranges of approximately $6.37 to $9.00 per share were granted.

      At December 31, 1994, incentive stock options totaling 124,538 shares were exercisable at prices ranging from $8.31 to $12.19 and nonqualified options totaling 569,712 shares were exercisable at prices ranging from $6.37 to $14.50. There were 209,050 and 591,550 shares under Actava's stock option plans at December 31, 1994 and 1993, respectively, which were available for the granting of additional stock options.

Provisions for Plant Closure Costs

      In 1994 loss from discontinued operations includes a provision of $311,600, ($930,000 before income taxes and minority interest for discontinued operations) or $.02 per share for plant closure costs. The 1993 income from discontinued operations includes $1,038,000, ($4,096,000 before income taxes and minority interest for discontinued operations) or $.06 per share for the costs of closing three of Qualex's photofinishing plants. The provision for plant closure costs for Qualex included in income from discontinued operations includes lease termination costs and fixed asset and facility closure costs which may be incurred over several years based on the remaining terms of the leases and employee severance and termination costs.

                     THE ACTAVA GROUP INC. AND SUBSIDIARIES

      The reserve for closing certain lawn and garden facilities was established in 1990 by a provision for plant closure of approximately $13,700,000. Lawn and garden production at these facilities ceased in early 1991; however, inventory previously produced at these sites continued to be distributed from these sites until 1992. Costs associated with this warehouse and distribution function included in costs of sales in 1992 were immaterial. Due to market conditions and the size of these lawn and garden facilities, the Company estimated in 1990 that it would require approximately three years to dispose of these facilities and in 1993 this was accomplished. No plant closure costs were provided for in 1994. During 1993 and 1992, costs of approximately $3,400,000 and $2,100,000, respectively, were incurred related to employee severance, plant maintenance, interest on capitalized lease obligations and the loss on disposal of equipment and buildings. In 1993, the provision for plant closure costs included reductions of $849,000, before and after tax, of $.05 per share, to the reserve for closing the lawn and garden facilities as this disposal was completed.

      The 1991 provision for plant closure costs also included $500,000 before tax ($315,000 net of tax or $.02 per share) for closing facilities at a sporting goods subsidiary and $1,432,000 before tax ($945,000 net of tax or $.06 per share) for reducing the Actava corporate office facilities. The costs related to the planned reduction of corporate office facilities were estimated in 1991 when management made the decision to move out of its corporate office. The Company subleased a portion of its space in 1991 and utilized $300,000 of the original reserve. However, in 1992, it became apparent that the remaining space could not be subleased as anticipated in 1991 and the Company decided to reverse its remaining reserve of approximately $1,100,000 through the provision for plant closure costs and utilize its remaining space until the lease expires in 1995.

                     THE ACTAVA GROUP INC. AND SUBSIDIARIES

      Changes in the reserve for plant closure costs are as follows (in thousands):

                                                                                Recorded
                                                                 Charged        Through
                                                Charged         to Income       Purchase
                                              to Provision       (Loss)       Accounting in
                                               for Plant          from            the
                                                Closure       Discontinued      Year of
                                                 Costs         Operations      Acquisition         Total
                                              ------------    ------------    -------------       --------
Balance at January 1, 1992 .............        $ 7,946         $ 32,482         $ 15,418         $ 55,846
Additions for:
  Fixed asset and facility closure costs           --               --              1,244            1,244
  Reductions in reserves ...............         (1,132)            (374)            --             (1,506)
                                                -------         --------         --------         --------
       Total additions (reductions) ....         (1,132)            (374)          (1,244)            (262)
                                                -------         --------         --------         --------
Costs incurred(b) ......................         (2,360)         (23,713)         (11,755)         (37,828)
                                                -------         --------         --------         --------
Balance at December 31, 1992 ...........          4,454            8,395            4,907           17,756
Additions for:
  Lease termination costs(a) ...........           --              1,475             --              1,475
  Employee severance & termination of
   benefits(a) .........................           --              1,294             --              1,294
  Fixed asset and facility closure costs           --              1,327              906            2,233
  Reduction in reserves ................           (865)            --               --               (865)
                                                -------         --------         --------         --------
       Total additions (reductions) net            (865)           4,096              906            4,137
                                                -------         --------         --------         --------
Costs incurred(b) ......................         (3,589)          (7,437)          (4,432)         (15,458)
                                                -------         --------         --------         --------
Balance at December 31, 1993 ...........           --              5,054            1,381            6,435
Additions for:
 Employee severance & termination of
    benefits(a) ........................           --                430             --                430
 Fixed asset and facility closure costs            --                500             --                500
                                                -------         --------         --------         --------
      Total additions (reductions) net .           --                930             --                930
                                                -------         --------         --------         --------
Costs incurred(b) ......................           --             (2,628)            (670)          (3,298)
Disposal of discontinued operations ....           --             (3,356)            (711)          (4,067)
                                                -------         --------         --------         --------
Balance at December 31, 1994 ...........        $  --           $   --           $   --           $   --
                                                =======         ========         ========         ========

----------
(a)   Substantially all amounts accrued require future cash expenditures.
(b) Costs were generally incurred in accordance with line item categories as presented above.

Other Income - Net

      Other income net of other (expenses) from continuing operations is summarized as follows (in thousands):

                                                  Years Ended December 31,
                                              ---------------------------------
                                                1994         1993         1992
                                              -------      -------      -------
Interest and investment income ..........     $ 8,415      $ 6,167      $ 5,831
Miscellaneous income (expense) ..........      (3,481)      (7,873)      (1,180)
                                              -------      -------      -------
                                              $ 4,934      $(1,706)     $ 4,651
                                              =======      =======      =======

      Early payment interest credit expense which is the result of cash payments received by Snapper from distributors prior to receivable due dates is included in net miscellaneous income (expense). The early payment interest credit expense was $4,729,000 for 1994, $4,322,000 for 1993 and $2,522,000 for 1992.

                     THE ACTAVA GROUP INC. AND SUBSIDIARIES

Income Taxes

      Income tax expense (benefit) is composed of the following (in thousands):

                                                    Years Ended December 31,
                                                -------------------------------
                                                    Liability          Deferred
                                                      Method            Method
                                                -------------------    --------
                                                  1994       1993        1992
                                                --------   --------    --------
Continuing operations:
 Current Federal ............................   $   --     $ (1,674)   $ (1,316)
 Current state ..............................       --          239         156
 Deferred federal and state .................       --         --         2,822
                                                --------   --------    --------
                                                $   --     $ (1,435)   $  1,662
                                                ========   ========    ========
Discontinued operations .....................   $   --     $ 16,598    $ 21,666
                                                ========   ========    ========

      Income tax expense (benefit) computed by applying Federal statutory rates to income (loss) before income taxes is reconciled to the actual income tax expense (benefit) as follows (in thousands):

                                                            Years Ended December 31,
                                                         ------------------------------
                                                              Liability        Deferred
                                                               Method           Method
                                                         -------------------   --------
                                                           1994       1993       1992
                                                         --------   --------   --------
Continuing operations:
 Computed tax at statutory rates ......................  $ (8,210)  $(18,603)  $    457
 State tax, net of Federal benefit ....................      --          155        103
 Effect of tax rate changes on realization of timing
   differences ........................................      --          414        153
 Amortization of goodwill .............................      --           52         51
 Undistributed earnings of majority-owned subsidiary ..      --          603        812
 Deferred tax valuation allowance .....................     7,398     16,227       --
 Other ................................................       812       (283)        86
                                                         --------   --------   --------
                                                         $   --     $ (1,435)  $  1,662
                                                         ========   ========   ========

Discontinued operations:
 Computed tax at statutory rates ......................  $(14,243)  $ 11,778   $ 14,769
 State tax, net of Federal benefit ....................      --        2,088      3,000
 Amortization of goodwill .............................      --        3,071      3,184
 Effect of non-tax basis adjustments in connection with
   acquisitions .......................................      --         --          914
 Tax-exempt interest ..................................      --          (26)       (80)
 Dividends received deduction .........................      --         (290)      --
 Deferred tax valuation allowance .....................     4,124       --         --
 Change due to Qualex sale ............................    10,119       --         --
 Other ................................................      --          (23)      (121)
                                                         --------   --------   --------
                                                         $   --     $ 16,598   $ 21,666
                                                         ========   ========   ========

                     THE ACTAVA GROUP INC. AND SUBSIDIARIES

      Significant components of deferred tax assets and liabilities at December 31, 1994 and 1993, are as follows (in thousands):

                                                              1994                       1993
                                                   --------------------------  --------------------------
                                                   Deferred Tax  Deferred Tax  Deferred Tax  Deferred Tax
                                                      Assets      Liabilities     Assets     Liabilities
                                                   ------------  ------------  ------------  ------------
Net operating loss carryforward ................     $10,873                     $30,383
Reserves for losses and write-down of certain
  assets .......................................      11,306                      14,885
Reserves for self-insurance ....................      10,059                      11,781
Alternative minimum tax credit .................      10,005                       8,805
Provisions for loss on loans and receivables ...       2,280                       3,509
Tax amortizable intangible .....................         --                        3,145
State tax accruals .............................         551                       2,676
Gain on hedge transaction ......................         --                        2,609
Obligation for postretirement benefits .........       1,313                       1,966
Reserves for plant relocations and
 consolidations ................................         --                        1,541
Charitable contribution carryforward ...........         --                        1,053
Imputed interest on interest-free note .........       1,272
Investment in equity investee ..................       7,805
Other ..........................................       3,567       $ 1,553         9,726      $ 6,670
Investment in less than 80% owned
  subsidiary ...................................        --            --            --         28,832
Basis differences in fixed assets ..............        --           5,438          --         29,387
Purchase of safe harbor lease investment .......        --           9,472          --          9,783
Undistributed earnings of majority-owned
  subsidiary ...................................        --            --            --          1,282
                                                     -------       -------       -------      -------
Subtotal .......................................      59,031        16,463        92,079       75,954
Valuation allowance ............................      42,568          --          31,611         --
                                                     -------       -------       -------      -------
Total deferred taxes ...........................     $16,463       $16,463       $60,468      $75,954
                                                     =======       =======       =======      =======
Net deferred taxes .............................                   $  --                      $15,486
                                                                   =======                    =======

      The components of deferred income tax expense (benefit) for the year ended December 31, 1992 is as follows (in thousands):

                                                         Year Ended December 31,
                                                                  1992
                                                         -----------------------
Accelerated depreciation ................................      $   643
Provision for loss on loans and receivables .............         (281)
Reserves for losses and write-down of certain assets ....        1,030
Plant closure costs .....................................        1,077
Undistributed earnings of majority-owned subsidiary .....          547
Other ...................................................         (194)
                                                               -------
                                                               $ 2,822
                                                               =======

      Actava has a net operating loss carryforward for Federal income tax purposes of approximately $31,000,000 at December 31, 1994, which will expire in the year 2008. Actava has an alternative minimum tax

                     THE ACTAVA GROUP INC. AND SUBSIDIARIES
credit carryforward of approximately $10,000,000, which may be carried forward indefinitely, available to offset regular tax in certain circumstances.

Pension Plans

      Actava and its subsidiaries have several noncontributory defined benefit and other pension plans which are "qualified" under Federal tax law and cover substantially all employees. In addition, Actava has a "nonqualified" supplemental retirement plan which provides for the payment of benefits to certain employees in excess of those payable by the qualified plans. Benefits under the qualified and nonqualified plans are based upon the employee's years of service and level of compensation. Actava's funding policy for the qualified plans is to contribute annually such amounts as are necessary to provide assets sufficient to meet the benefits to be paid to the plans' members and to keep the plans actuarially sound. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

      The components of net periodic pension costs are as follows (in thousands):

                                                       Years Ended December 31,
                                                      -------------------------
                                                        1994    1993      1992
                                                      -------   -----   -------
Service cost -- benefits earned during the period ..  $   536   $ 374   $   705
Interest cost on projected benefit obligation ......    1,074     961     1,015
Actual return on plan assets .......................     (209)   (996)     (992)
Net amortization and deferral ......................     (753)     76       (31)
                                                      -------   -----   -------
                                                      $   648   $ 415   $   697
                                                      =======   =====   =======

      Assumptions used in the accounting for the defined benefit plans are as follows:

                                                             Years Ended
                                                             December 31,
                                                       ------------------------
                                                       1994      1993      1992
                                                       ----      ----      ----
Weighted-average discount rates ..................      7.1%      7.2%      8.4%
Rates of increase in compensation levels .........      5.0%      4.7%      6.1%
Expected long-term rate of return on assets ......      7.2%      7.6%      8.3%

      The following tables set forth the funded status and amount recognized in the Consolidated Balance Sheets for Actava's defined benefit pension plans (in thousands):

                                                                             December 31,
                                                                          -----------------
                                                                           1994      1993
                                                                          -------   -------
                 Plans Whose Assets Exceed Accumulated Benefits
Actuarial present value of benefit obligations:
  Vested benefit obligations ...........................................  $(3,972)  $(4,652)
                                                                          =======   =======
  Accumulated benefit obligation .......................................  $(4,360)  $(5,232)
                                                                          =======   =======
  Projected benefit obligations ........................................  $(4,360)  $(5,232)
  Plan assets at fair value ............................................    5,958     6,296
                                                                          -------   -------
  Funded status -- plan assets in excess of projected benefit obligation  $ 1,598   $ 1,064
                                                                          =======   =======

Comprised of:
  Prepaid pension cost .................................................  $   394   $   415
  Unrecognized net gain (loss) .........................................      130      (523)
  Unrecognized prior service cost ......................................      172       187
  Unrecognized net assets at January 1, 1987, net of amortization ......      902       985
                                                                          -------   -------
                                                                          $ 1,598   $ 1,064
                                                                          =======   =======

                     THE ACTAVA GROUP INC. AND SUBSIDIARIES

                                                                               December 31,
                                                                           -------------------
                                                                             1994       1993
                                                                           --------   --------
                 Plans Whose Accumulated Benefits Exceed Assets
Actuarial present value of benefit obligations:
   Vested benefit obligation ............................................  $(10,602)  $(21,174)
                                                                           ========   ========
   Accumulated benefit obligation .......................................  $(10,711)  $(22,224)
                                                                           ========   ========
   Projected benefit obligation .........................................  $(11,421)  $(25,320)
   Plan assets at fair value ............................................     6,287     18,615
                                                                           --------   --------
   Funded status -- projected benefit obligation in excess of plan assets  $ (5,134)  $ (6,705)
                                                                           ========   ========
Comprised of:
   Accrued pension cost .................................................  $ (3,388)  $ (4,637)
   Unrecognized net (loss) ..............................................    (1,824)    (2,157)
   Unrecognized prior service cost ......................................      (199)      (215)
   Unrecognized net obligation at January 1, 1987, net of amortization ..       277        304
                                                                           --------   --------
                                                                           $ (5,134)  $ (6,705)
                                                                           ========   ========

      Substantially all of the plan assets at December 31, 1994 and 1993 are invested in governmental bonds, mutual funds and temporary investments.

      The 1993 amounts for plans whose accumulated benefits exceed assets includes a Qualex retirement plan, which is not included in 1994 due to the sale of Qualex.

      Some of the Company's subsidiaries also have defined contribution plans which provide for discretionary annual contributions covering substantially all of their employees. Contributions from continuing operations of approximately $186,000 in 1994, $400,000 in 1993 and $800,000 in 1992 were made to these plans.

Leases

      Actava and its subsidiaries are lessees of warehouses, manufacturing facilities and other properties under numerous noncancelable leases.

      Capitalized leased property, which is not significant, is included in property, plant and equipment and other assets.

      Future minimum payments for the capital leases and noncancelable operating leases with initial or remaining terms of one year or more are summarized as follows (in thousands):

Years Ending                                                 Operating   Capital
December 31,                                                  Leases      Leases
------------                                                 ---------   -------
1995 ...................................................      $   828     $ 151
1996 ...................................................          291       151
1997 ...................................................          243       151
1998 ...................................................          125       151
1999 ...................................................         --         100
Thereafter .............................................         --         --
                                                              -------     -----
Total minimum lease payments ...........................      $ 1,487       704
                                                              =======
Less amounts representing interest .....................                   (157)
                                                                          -----
Present value of net minimum lease payments ............                  $ 547
                                                                          =====

                     THE ACTAVA GROUP INC. AND SUBSIDIARIES

      Rental expense charged to continuing operations for all operating leases was $5,849,000, $4,641,000 and $3,454,000 for the years ended December 31, 1994,
1993 and 1992, respectively.

      Certain noncancelable leases have renewal options for up to 10 years, and generally, related real estate taxes, insurance and maintenance expenses are obligations of Actava. Certain leases have escalation clauses which provide for increases in annual rentals in certain circumstances.

Fair Value of Financial Instruments

      Statement of Financial Accounting Standards Number 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on settlements using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Statement 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

      The following methods and assumptions were used in estimating the fair value disclosures for financial instruments:

   Cash and Cash Equivalents, Receivables, Notes Receivable and Accounts Payable

      The carrying amounts reported in the balance sheet for cash and cash equivalents, receivables, notes receivable and accounts payable approximate fair values.

   Short-term Investments

      For short-term investments, fair values are based on quoted market prices. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities or dealer quotes. See "Investments" for fair values on investment securities.

   Long-term and Subordinated Debt

      For long-term and subordinated debt, fair values are based on quoted market prices, if available. If the debt is not traded, fair value is estimated based on the present value of expected cash flows. See "Notes Payable and Long-term Debt" for fair values of long-term and subordinated debt.

Litigation

      In 1991, three lawsuits were filed against Actava, certain of Actava's current and former directors and Intermark, Inc., which owned approximately 26% of Actava's Common Stock. One complaint alleged, among other things, a long-standing pattern and practice by the defendants of misusing and abusing their power as directors and insiders of Actava by manipulating the affairs of Actava to the detriment of Actava's past and present stockholders. The complaint sought monetary damages from the director defendants, injunctive relief against Actava, Intermark and its current directors, and costs of suit and attorney's fees. The other two complaints alleged, among other things that members of the Actava Board of Directors contemplate either a sale, a merger, or other business combination involving Intermark, Inc. and Actava or one or more of its subsidiaries or affiliates. The complaints sought costs of suit and attorney's fees and preliminary and permanent injunctive relief and other equitable remedies, ordering the director defendants to carry out their fiduciary duties and to take all appropriate steps to enhance Actava's value as a merger or acquisition

                     THE ACTAVA GROUP INC. AND SUBSIDIARIES
candidate. These three suits were consolidated on May 1, 1991 into a lawsuit captioned In re Fuqua Industries, Inc. Shareholders litigation, Civil Action No. 11974. While these actions are in their discovery stages, management currently believes the actions will not materially affect the operations or financial position of Actava.

      On November 30, 1993, a lawsuit was filed by the Department of Justice ("DOJ") against American Seating Company ("American Seating"), a former subsidiary of Actava, in the United States District Court for the Western District of Michigan. The lawsuit is captioned United States v. American Seating Co., Civil Action No. 1:93-CV-956. Pursuant to an asset purchase agreement between Actava and Amseco Acquisition, Inc., dated July 15, 1987, Actava assumed the obligation for certain liabilities incurred by American Seating arising out of litigation or other disputes involving events occurring on or before June 22, 1987. The DOJ alleges among other things that American Seating failed to disclose certain information relating to its price discount practices that it contends was required in an offer submitted by American Seating to the General Services Administration for possible contracts for sales of systems furniture and related services. The complaint seeks recovery of unspecified single and treble damages, penalties, costs and prejudgment and post-judgment interest. The parties have engaged in settlement discussions but have not agreed on a disposition of the case. A trial, if necessary, has been scheduled for June 1995. The DOJ has asserted damages of approximately $3.5 million. If such damages were awarded and then trebled, the total damages, excluding penalties, costs and interest, could exceed $10 million. In addition, penalties, if assessed, could range from several thousand dollars to several million dollars. As a result, the lawsuit could have a material effect on the results of operations and financial condition of the Company. Management, however, believes that American Seating has meritorious defenses to the allegations made by the DOJ and does not expect the Company to incur any material liability as a result of this suit.

      On September 23, 1994, a stockholder of the Company filed a class action lawsuit against the Company and each of its directors seeking to block the Proposed Metromedia Transaction. The lawsuit was filed in the Chancery Court for New Castle County, Delaware and is styled James F. Sweeney, Trustee of Frank Sweeney Defined Benefit Pension Plan Trust v. John D. Phillips, et. al., Civil Action No. 13765. The Company and its directors were served with this lawsuit on September 28, 1994. The complaint alleges that the terms of the Proposed Metromedia Transaction constitute an overpayment for the assets being acquired and as a result would result in a waste of the Company's assets. The complaint further alleges that the directors of the Company would be breaching their fiduciary duties to the Company's stockholders by approving the Proposed Metromedia Transaction and that the transaction would result in a change of voting control without giving stockholders an opportunity to maximize their investment and the current stockholders of the Company would suffer a dramatic dilution of their voting rights. The Company and its directors have filed a motion to dismiss this lawsuit. The stockholder who filed the lawsuit has not responded to the motion to dismiss. Management believes that the allegations contained in the complaint are without merit for a variety of reasons, including the fact that the Company has not entered into a definitive agreement with respect to the Proposed Metromedia Transaction and the Proposed Metromedia Transaction has not been approved by the Board of Directors of the Company.

     Actava is a defendant in various other legal proceedings. Except as noted above, however, Actava is not aware of any action which, in the opinion of management, would materially affect the financial position or results of operations of Actava.

Contingent Liabilities and Commitments

      Actava, on behalf of its Snapper division, has an agreement with a financial institution which makes available to dealers floor plan financing for Snapper products. This agreement provides financing for dealer inventories and accelerates cash flow to Snapper's distributors and to Snapper. Under the terms of the agreement, a default in payment by one of the dealers on the program is non-recourse to both the distributor

                     THE ACTAVA GROUP INC. AND SUBSIDIARIES
and to Snapper. However, the distributor is obligated to repurchase any equipment recovered from the dealer and Snapper is obligated to repurchase the recovered equipment if the distributor defaults. At December 31, 1994 and 1993, there were approximately $29,449,000 and $23,000,000, respectively, outstanding under these floor plan financing arrangements.

      Actava is contingently liable under various guarantees of debt totaling approximately $6,000,000. The debt is primarily Industrial Revenue Bonds which were issued to finance the manufacturing facilities and equipment of subsidiaries disposed of prior to 1994, and is secured by the facilities and equipment. In addition, upon the sale of the subsidiaries, Actava received lending institution guarantees or bank letters of credit to support Actava's contingent obligations. There are no material defaults on the debt agreements.

      Actava is contingently liable under various real estate leases of subsidiaries sold prior to 1994. The total future payments under these leases, including real estate taxes, is estimated to be approximately $3,400,000. The leased properties generally have financially sound subleases.

      In January 1992, Qualex entered into an agreement whereby it sold an undivided interest in a designated pool of trade accounts receivable on an ongoing basis. The maximum allowable amount of receivables to be sold, initially set at $50,00,000, was increased to $75,000,000 in August 1992. As collections reduced the pool of sold accounts receivable, Qualex sold participating interests in new receivables to bring the amount sold up to the desired level. At December 31, 1993, the uncollected balance of receivables sold amounted to $60,000,000. The proceeds were reported as discontinued operations in the statement of cash flows and a reduction of receivables in Qualex's balance sheet. Total proceeds received by Qualex during the year were $519,000,000 for 1993. There has been no adjustment to the allowance for doubtful accounts because Qualex retained substantially the same risk of credit loss as if the receivables had not been sold. Qualex paid fees based on the purchaser's level of investment and borrowing costs. During 1993 and 1992, Qualex recorded $2,200,000 and $1,100,000, respectively, of these fees as other expenses in discontinued operations.

      Through the date of sale, Qualex had a supply contract with Kodak for the purchase of sensitized photographic paper and purchased substantially all of the chemicals used in photoprocessing from Kodak. Qualex also purchased various other production materials and equipment from Kodak.

      Former subsidiaries of the Company handled and stored various materials in the normal course of business that have been classified as hazardous by various Federal, state and local regulatory agencies and for which the Company may be liable. As of December 31, 1994, the Company is continuing to participate in testing or is conducting tests at the sites where these materials were stored and will perform any necessary cleanup where and to the extent legally required. At those sites where tests have been completed, cleanup costs have been immaterial. At the sites currently being tested, it is management's opinion that cleanup costs will not have a material effect on Actava's financial position or results of operations, but an estimate of costs exceeding those previously recognized cannot be made at this time.

      The Company, through a wholly owned subsidiary, presently owns real property in Opelika, Alabama which was previously owned by DP, a former subsidiary of the Company. DP previously stored cement, sand and mill scale materials needed for or resulting from the manufacture of exercise weights on the property. Although these materials have not been determined to be hazardous by a regulatory agency, the Company is involved in a cleanup of this site. The Company cannot predict with certainty the total cost of this cleanup; however, based upon, among other things, past experience and preliminary site studies, the Company presently believes total costs will be approximately $1.9 million. A reserve of this amount has been recorded to provide for these cleanup costs. The Company is not entitled to any recoveries for these costs from any other party. Although this liability has been recorded currently, cleanup expenditures generally are incurred over an extended period of time and the Company expects the cleanup of this site to take several years. Cleanup expenditures related to this site were approximately $10,000 for the year ended December 31, 1994.

                     THE ACTAVA GROUP INC. AND SUBSIDIARIES

      At December 31, 1994, approximately $5,000,000 of Actava's cash was pledged to secure a Snapper credit line and approximately $12,000,000 of cash and short-term investments were pledged to support outstanding letters of credit.

      Snapper has entered into various long-term manufacturing and purchase agreements with certain vendors for the purchase of manufactured products and raw materials. At December 31, 1994, non-cancelable commitments under these agreements amounted to approximately $16,800,000.

Segment Information

      A description of Actava's segments is presented in the "Operating Segments" section of Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations." Additional segment information as of and for the three years ended December 31, 1994 is presented in the tables captioned "Segment Performance" and "Other Segment Data" which are included in Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                     THE ACTAVA GROUP INC. AND SUBSIDIARIES

                   SUMMARY OF QUARTERLY EARNINGS AND DIVIDENDS

                                                                          Quarters Ended in 1994
                                                              ---------------------------------------------
                                                              March 31     June 30     Sept. 30    Dec. 31
                                                              ---------   ---------   ---------   ---------
                                                                 (In thousands except per share amounts)
Net Sales ..................................................  $ 155,271   $ 123,943   $ 124,497   $ 148,117
Gross Profit ...............................................     27,200      18,526      18,786      26,141
Income (loss) from continuing operations ...................     (8,090)    (10,173)     (5,266)         73
Income (loss) from discontinued operations .................     (4,583)    (36,110)       --          --
Extraordinary item .........................................       --          --          --        (1,601)
                                                              ---------   ---------   ---------   ---------
Net (loss) (a) .............................................  $ (12,673)  $ (46,283)  $  (5,266)  $  (1,528)
                                                              =========   =========   =========   =========

Earnings (loss) per share:
Income (loss) from continuing operations ...................  $    (.46)  $    (.56)  $    (.29)  $    --
Income (loss) from discontinued operations .................       (.26)      (1.98)       --          --
Extraordinary item .........................................       --          --          --          (.09)
                                                              ---------   ---------   ---------   ---------
Net (loss) .................................................  $    (.72)  $   (2.54)  $    (.29)  $    (.09)
                                                              =========   =========   =========   =========
Cash Dividends .............................................  $    --     $    --     $    --     $    --

                                                                          Quarters Ended in 1993
                                                              ---------------------------------------------
                                                              March 31     June 30     Sept. 30    Dec. 31
                                                              ---------   ---------   ---------   ---------
                                                                 (In thousands except per share amounts)
                                                                                (Restated)
Net Sales ..................................................  $  99,701   $ 112,753   $ 113,746   $ 139,612
Gross Profit ...............................................     20,770      21,210      12,955       9,406
Income (loss) from continuing operations ...................     (1,340)     (3,669)    (16,283)    (30,424)
Income (loss) from discontinued operations .................     (1,860)      3,712       7,236        (562)
Cumulative effect of change in accounting principle ........     (4,404)       --          --          --
                                                              ---------   ---------   ---------   ---------
Net income (loss) (a) (b) (c) ..............................  $  (7,604)  $      43   $  (9,047)  $ (30,986)
                                                              =========   =========   =========   =========

Earnings (loss) per share:
Income (loss) from continuing operations ...................  $    (.08)  $    (.22)  $    (.92)  $   (1.73)
Income (loss) from discontinued operations .................       (.11)        .22         .41        (.03)
Cumulative effect of change in accounting principle ........       (.27)       --          --          --
                                                              ---------   ---------   ---------   ---------
Net income (loss) ..........................................  $    (.46)  $    --     $    (.51)  $   (1.76)
                                                              =========   =========   =========   =========
Cash dividends .............................................  $     .09   $     .09   $     .09   $     .09

----------
(a) Actava's lawn and garden division estimates certain sales related expenses for the year and charges these expenses to income based upon estimated sales for the year. Sales and expenses for 1994 were different than estimated in the first three quarters. If the expenses had been charged to income based upon actual sales for the year, net loss would have decreased in the first and third quarters by $2,205,000 and $1,315,000, respectively, and increased in the second and fourth quarters by $1,025,000 and $2,495,000, respectively. Sales and expenses for the year were also different in 1993 than estimated in the first three quarters. If the expenses had been charged to income based upon actual sales for the year, net loss would have increased in the first and second quarters by $4,500,000 and $7,450,000, respectively, and decreased in the third and fourth quarters by $1,750,000 and $10,200,000, respectively.
(b) During the fourth quarter of 1993, Actava's lawn and garden division revised its estimate of accrued product warranty expense to reflect an increase in the amount of future warranty cost to be incurred due to increased warranty claims. This change in accounting estimate resulted in an increase in the net loss for the fourth quarter of approximately $4,000,000.

(c) During the fourth quarter of 1993, Actava increased its valuation allowance for an investment in a real estate development from $1,425,000 to $4,425,000, due to an accelerated plan for disposition. This change in estimate resulted in an increase in the net loss for the fourth quarter of approximately $3,000,000.

                See Notes to Consolidated Financial Statements.